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                              October 20, 2021

       Jonathan Maxwell
       Co-Chief Executive Officer
       SDCL EDGE Acquisition Corp
       1120 Avenue of the Americas, 4th Floor
       New York, New York 10036

                                                        Re: SDCL EDGE
Acquisition Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-25438

       Dear Mr. Maxwell:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 4 to Form S-1 filed on October 8, 2021

       Cover Page

   1. In the fifth paragraph, where you first disclose the expression of interest by the anchor investors, please begin
the paragraph by disclosing that the anchor investors have
                                                        expressed an interest
in purchasing an aggregate of 15,864,997 units at the offering price of $10.00 per unit and
that you have agreed to direct the underwriters to sell to the anchor investors such number
of units.
 Jonathan Maxwell
FirstName LastNameJonathan
SDCL EDGE     Acquisition CorpMaxwell
Comapany
October 20,NameSDCL
            2021        EDGE Acquisition Corp
October
Page 2 20, 2021 Page 2
FirstName LastName
       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services